FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-160463

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 9 DATED MAY 30, 2013

TO THE PROSPECTUS DATED JULY 13, 2012

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT, Inc. dated July 13, 2012, as supplemented by Supplement No. 7 dated April 16, 2013 and Supplement No. 8 dated May 17, 2013. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT, Inc. and, as required by context, Resource Real Estate Opportunity OP, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the filing of a registration statement for a follow-on public offering and extension of this offering;

•	information with respect to our investments;

•	selected financial data;

•	information about our distributions;

•	information about our share redemption program;

•	dilution information with respect to our shares; and

•	compensation to our advisor and its affiliates.

Follow-on Offering and Extension of Offering

On May 30, 2013, we filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to register a follow-on public offering. Pursuant to the registration statement, we propose to register $350,000,000 of our common stock in our primary offering. We also propose to register $35,000,000 of common stock pursuant to our distribution reinvestment plan. We expect to commence our follow-on offering during the fourth quarter of 2013.

In connection with the filing of a follow-on offering registration statement, we have determined to continue offering shares in this offering beyond June 16, 2013. We currently intend to continue offering shares of common stock in this offering until the earlier of the sale of all $750,000,000 of shares in this primary offering, December 12, 2013, or the date the registration statement relating to our proposed follow-on offering is declared effective by the SEC.

Investments Summary

Real Estate Investments

As of March 31, 2013, we owned 16 multifamily properties encompassing approximately 4.6 million rentable square feet. We acquired these properties from third parties unaffiliated with us or our advisor. The following is a summary of our real estate properties as of March 31, 2013:

Multifamily Community Name	City and State	Number of Units	Date of Acquisition	Purchase Price (1)	Year of Construction	Average Unit Size (Sq. Ft.)	Physical Occupancy Rate (2)	Effective Monthly Rental Revenue per Unit (3)
Armand Place	Houston, TX	244	March 28, 2013	$11,750,000	1979	929	93.4%	$698
Kenwick & Canterbury	Lexington, KY	244	March 13, 2013	$6,850,000	1968	888	84.8%	$432
Deerfield	Hermantown, MN	166	January 22, 2013 (4)	$10,300,000	1993	1,539	98.2%	$1,004
Flagstone Gardens	Houston, TX	292	December 21, 2012	$5,500,000	1978	787	48.5%	$598

Skyview at Palm Center	Houston, TX	360		December 19, 2012	$14,425,000	2000	1,163	68.7%	$827
Foxwood Apartments	Memphis, TN	220		December 7, 2012	$2,275,000	1974	964	74.2%	$517
Park Forest Apartments	Oklahoma City, OK	216		December 6, 2012	$2,050,000	1974	734	32.6%	$517
Williamsburg Apartments	Cincinnati, OH	976		June 20, 2012	$41,250,000	1966	1,099	81.6%	$775
Cannery Lofts	Dayton, OH	156	(5)	June 6, 2012 (6)	$7,100,000	1838	1,030	95.5%	$1,064
The Redford	Houston, TX	856		March 27, 2012	$11,400,000	1979	808	61.4%	$612
Campus Club Apartments	Tampa, FL	64		February 21, 2012 (7)	$8,300,000	2005	1,591	97.7%	$558
Heatherwood Apartments	Inkster, MI	184		February 18, 2012 (8)	$1,640,000	1966	700	77.0%	$610
Vista Apartment Homes	Philadelphia, PA	133	(9)	August 2, 2011 (10)	$12,000,000	1961	878	92.7%	$1,575
Town Park	Birmingham, AL	270		March 2, 2011 (11)	$6,250,000	1980	947	88.8%	$761
Arcadia at Westheimer	Houston, TX	404		October 5, 2010 (12)	$7,800,000	1980	897	95.3%	$732
107th Avenue	Omaha, NE	5		August 26, 2010	$250,000	1961	860	100%	$571

(1)	Purchase price excludes closing costs and acquisition expenses. For properties acquired through foreclosure, the purchase price reflects the contract purchase price of the note.
(2)	Physical occupancy rate is defined as the units occupied as of March 31, 2013 divided by the total number of residential units.
(3)

Effective monthly rental revenue per unit has been calculated based on the leases in effect as of March 31, 2013, adjusted for any tenant concessions, such as free rent. Effective monthly rental revenue per unit only includes base rents for the occupied units, including affordable housing payments and subsidies. It does not include other charges for storage, parking, pets, cleaning, clubhouse or other miscellaneous amounts.

(4)

Deerfield originally served as the collateral for a non-performing note that we purchased on March 21, 2012. On July 19, 2012, we were the successful bidder at a foreclosure sale and we formally received title to the property on January 22, 2013.

(5)	In addition to its apartment units, Cannery Lofts contains ten commercial spaces, of which seven are occupied, and one parking garage with parking spaces available to rent.
(6)

Cannery Lofts originally served as the collateral for a non-performing note that we purchased on May 13, 2011. On December 21, 2011, we entered into a settlement agreement with the borrower and we foreclosed and formally received title to the property on June 6, 2012.

(7)

Campus Club Apartments originally served as the collateral for a non-performing promissory note that we purchased on October 21, 2011. On February 9, 2012, we were the successful bidder at a foreclosure sale and we formally received title to the property on February 21, 2012.

(8)

Heatherwood Apartments originally served as the collateral for a non-performing promissory note that we purchased on March 15, 2011. On August 18, 2011, we were the successful bidder at a foreclosure sale and we formally received title to the property on February 18, 2012. On April 18, 2013, we sold Heatherwood Apartments to an unaffiliated purchaser for a purchase price of $1.0 million. In connection with the disposition, we provided seller financing in an amount of $800,000.

(9)

In addition to its apartment units, Vista Apartment Homes (formerly known as Iroquois Apartments) contains five commercial spaces, two of which are occupied, and a number of antennae on the roof of the property that generate additional income.

(10)

Vista Apartment Homes originally served as the collateral for a non-performing promissory note that we purchased on June 17, 2011. On August 2, 2011, we were the successful bidder at a sheriff’s sale and formally received title to the property.

(11)

Town Park (formerly known as Crestwood Crossings) originally served as collateral for two non-performing promissory notes that we purchased on December 21, 2010. We commenced foreclosure proceedings and formally received title to the property on March 2, 2011. On April 30, 2013, we sold Town Park to an unaffiliated purchaser for a purchase price of $10.25 million.

(12)

Arcadia at Westheimer originally served as the collateral for a non-performing promissory note that we purchased on September 3, 2010. We commenced foreclosure proceedings and formally received title to the property on October 5, 2010.

We believe that our multifamily communities are suitable for their intended purposes and adequately covered by insurance. There are a number of comparable properties located in the same submarkets that might compete with them. As of the date of this supplement, approximately $21.8 million has been used to make significant renovations and improvements to our multifamily communities. Such renovations and improvements include, but are not limited to, roof repairs and replacements, exterior painting, landscaping, renovation of vacant units, common area improvements, and pool renovations. We have allocated approximately $7.7 million of additional funds for deferred maintenance and additional improvements and renovations at our multifamily properties.

Real Estate-Related Investments

As of March 31, 2013, we owned two real estate loans receivable that we acquired from third parties unaffiliated with us or our advisor.

Loan Name Location of Related Property or Collateral	Date of Acquisition	Property Type	Loan Type	Payment Type	Purchase Price(1)	Outstanding Principal Balance	Contractual Interest Rate	Maturity Date		Book Value as of March 31, 2013(2)
Peterson Note Kalamazoo, MI	March 15, 2011	Multifamily	Performing mortgage(5)	Principal and Interest	$209,999	$226,555	Five-year Constant Maturity Treasury Rate plus 2.75%	12/31/11	(3)	$226,555
Trail Ridge Note Columbia City, IN	March 15, 2011	Multifamily	Performing mortgage	Principal and Interest	$699,999	$732,335	Federal Home Loan Bank Community Investment Program Rate plus 2.25%	10/28/21		$732,335

(1)	Purchase price represents the amount funded by us to acquire the loan and does not include closing costs and direct acquisition fees.
(2)	Book value of real estate loans receivable represents outstanding principal balance adjusted for unamortized acquisition discounts, acquisition fees, and direct acquisition costs.
(3)

After acquisition, the borrower under the Peterson Note defaulted by failing to pay the balance of the Peterson Note upon maturity. We negotiated a forbearance agreement with the borrower and the borrower has continued to pay in accordance with the forbearance agreement.

Investment Activity After March 31, 2013

Autumn Wood Acquisition

On April 18, 2013, we, through a wholly owned subsidiary, acquired a multifamily community located in Hoover, Alabama (“Autumn Wood”), from an unaffiliated seller, 1000 Autumnwood LLC, an Alabama limited liability company. Autumn Wood is a multifamily community with 12 buildings and 196 units located on over 17 acres with amenities, including but not limited to, a swimming pool, clubhouse, fitness center, basketball court, playground and washer/dryer connections in all units. Autumn Wood was constructed in 1986 and was 86% leased at the time of acquisition.

The contract purchase price for Autumn Wood was $8.5 million, excluding closing costs. We funded the purchase price with proceeds from this offering. The purchase price represents a 46% discount to our estimate of the replacement cost of Autumn Wood if built today.

We believe that Autumn Wood is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to Autumn Wood. We intend to renovate all unit interiors, upgrade the common amenities, and improve the overall landscaping and curb appeal of the property.

Heatherwood Disposition and Mortgage Note

On April 18, 2013, we sold the Heatherwood Apartments to an unaffiliated purchaser for a purchase price of $1.0 million. We provided seller financing for $800,000 and the balance of the purchase price was paid in cash. The loan is secured by a purchase money mortgage on the Heatherwood Apartments. Interest under the purchase money note accrues at a rate of 4.0% annually with principal and interest payments due monthly under a 30-year amortization schedule with the outstanding balance of principal and interest due on May 17, 2016 with two one-year extension options upon receipt of a principal reduction payment of $25,000. The note may be prepaid, in whole or in part, without any premium or penalty. Heatherwood Apartment, a 184-unit multifamily community in Inkster, Michigan, originally served as the collateral for a non-performing promissory note that we purchased on March 15, 2011. On August 18, 2011, we were the successful bidder at a foreclosure sale and we formally received title to the property on February 18, 2012.

Town Park Disposition

On April 30, 2013, we sold Town Park to an unaffiliated purchaser for a purchase price of $10.25 million. Town Park (formerly known as Crestwood Crossings), a 270-unit multifamily community located in Birmingham, Alabama, originally served as collateral for two non-performing promissory notes that we purchased on December 21, 2010 for $6.25 million, exclusive of closing costs. After acquiring these notes, we commenced foreclosure proceedings and formally received title to Town Park on March 2, 2011. We invested an additional $2.55 million to renovate 53 outdated units and upgrade the remaining 217 units after receiving title to Town Park.

Potential Acquisition

On May 29, 2013, we, through our Operating Partnership, entered into an agreement to purchase a multifamily community in Houston, Texas (the “Property”) from an unaffiliated seller. The Property is a multifamily community with over 270 units located on an approximately 15-acre site with amenities, including but not limited to, a clubhouse with a fully equipped kitchen, swimming pool, fitness center, business center and walking trails. In connection with our entry into the purchase and sale agreement we made an earnest money deposit of $500,000. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit the $500,000 of earnest money. Pursuant to the purchase and sale agreement, we would be obligated to purchase the Property only after satisfaction of agreed upon closing conditions. The purchase price of the Property is approximately $27.2 million plus closing costs. We intend to fund the purchase of the Property with proceeds from our initial public offering.

The Property consists of over 270 apartment units, encompassing over 225,000 rentable square feet. The Property was constructed in the early 1980’s and was 97% leased as of March 2013. The current average in-place rent for the tenants of the Property is approximately $910. The average occupancy for the Property was 95%, and 94% for 2011 and 2012, respectively. The average effective monthly rental rate per unit for the Property during 2011 and 2012 was $808, and $853, respectively. We calculate average effective monthly rental rate per unit as the monthly contractual base rental income, net of free rent, divided by the average units leased.

We intend to make significant improvements to the Property to allow the property to better serve a more affluent and higher paying renter. Improvements will include solid countertops, professional grade appliances, as well as bringing the overall quality and finishes of the apartment community up to a top tier standard suitable for renters seeking a value-focused, higher-end product which is generally less available in the Property’s area today.

Outstanding Debt Obligations

Credit Facility

On December 2, 2011, we, through our Operating Partnership, entered into a secured revolving credit facility (the “Credit Facility”) with Bank of America, N.A. (“Bank of America”), as lender. On May 23, 2013, we, through our Operating Partnership and certain wholly owned subsidiaries of our Operating Partnership, amended the Credit Facility to increase the amount we may borrow under the Credit Facility from $25.0 million to $50.0 million (the “Facility Amount”). In addition to increasing the Facility Amount, we also extended the maturity date of the Credit Facility from December 2, 2014, with a one-year extension, to May 23, 2017 with two one-year extensions, subject to satisfaction of certain terms and conditions and subject to payment of an extension fee equal to 0.20% of the amount committed under the Credit Facility.

We may borrow under the Credit Facility at a rate equal to the British Bankers’ Association LIBOR Daily Floating Rate plus 3.0%. In addition to certain closing costs incurred in connection with entry into the Credit Facility in December 2011, including a loan fee equal to 0.375% of the initial facility amount of $25.0 million, we incurred a fee of $225,000 in connection with the increase and other amendments to the Credit Facility in May 2013. The Credit Facility requires monthly interest-only payments. We may prepay the Credit Facility in whole or in part at any time without prepayment premium or penalty.

The Credit Facility is currently secured by Arcadia at Westheimer and The Redford and in the future may be secured by additional multifamily properties directly owned by our subsidiaries which we have elected to add to the borrowing base. The proceeds of the Credit Facility may be used by us for working capital, property improvements and other general corporate purposes.

Our Operating Partnership’s obligations with respect to the Credit Facility are guaranteed by us, pursuant to the terms of a guaranty dated as of December 2, 2011 (the “Guaranty”) and amended by the Loan Document Amendment dated May 23, 2013. As amended, the Credit Facility and the Guaranty contain, among others, the following restrictive covenants:

•	We must maintain a minimum tangible net worth equal to the greater of (i) 200% of the outstanding principal amount of the Credit Facility and (ii) $20 million;

•	We must also maintain unencumbered liquid assets with a market value of not less $5 million;

•	We may not incur any additional secured or unsecured debt without Bank of America’s prior written consent and approval, which consent and approval is not to be unreasonably withheld.

We are currently in compliance with all such covenants. Although we expect to remain in compliance with these covenants for the duration of the term of the Credit Facility, depending upon our future operating performance, capital raising success, property and financing transactions and general economic conditions, we cannot assure you that we will continue to be in compliance. As of May 30, 2013, the amount outstanding under the Credit Facility was approximately $759,969.

Iroquois Mortgage Loan

On April 3, 2012, we, through our wholly owned subsidiary entered into a mortgage loan (the “Iroquois Mortgage Loan”) with Berkadia Commercial Mortgage LLC, as lender, to borrow approximately $9.2 million. The Iroquois Mortgage Loan matures on May 1, 2017. The Iroquois Mortgage Loan bears interest at one-month LIBOR plus 2.61%.

The Iroquois Mortgage Loan requires monthly payments of principal and interest. The amount outstanding under the Iroquois Mortgage Loan may be prepaid in full after the first year of its term with payment of a prepayment premium in the amount of 1% of the principal being repaid and with no prepayment premium during the last three months of its term. The Iroquois Mortgage Loan is secured by a first mortgage lien on the assets of the Vista Apartment Homes, including the land, fixtures, improvements, leases, rents and reserves.

The Iroquois Mortgage Loan contains customary affirmative, negative and financial covenants, representations, warranties and borrowing conditions. We are currently in compliance with all such covenants.

Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2013:

	As of March 31,	As of December 31,
	2013	2012	2011
Balance Sheet Data (in thousands)
Total assets	$225,043	$180,537	$68,706
Total liabilities	$18,649	$17,219	$5,789
Total stockholders’ equity	$206,394	$163,318	$62,917

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2013	2012	2012	2011
Operating Data (in thousands, except for per share amounts)
Rental income	$7,603	$2,126	$17,188	$3,976
Gain on foreclosure	67	594	4,138	—
Gain on payoff of loan held for investment	—	—	—	250
Interest income	54	50	197	161

	7,724	2,770	21,523	4,387

Total expenses	11,214	4,443	31,508	11,506

Gain on foreclosure/redemption of stock	21	—	—	—
Interest expense	(125)	(31)	(546)	(10)
Insurance proceeds in excess of cost basis	—	151	188	—

Net loss	$(3,594)	$(1,553)	$(10,343)	$(7,129)

Weighted average common shares outstanding	22,612	10,088	14,886	5,652

Basic and diluted loss per share	$(.16)	$(.15)	$(0.69)	$(1.26)

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2013	2012	2012	2011
Other data (in thousands)
Net cash provided by (used in) operating activities	$3,394	$(1,298)	$(3,522)	$(5,499)

Net cash used in investing activities	(24,770)	(21,566)	(101,881)	(33,301)

Net cash provided by financing activities	47,022	20,618	120,059	48,346

Distributions

Stock Distributions

We issued seven separate stock distributions of 0.015 shares of our common stock, or 1.5% of each outstanding share of common stock, to our stockholders of record at the close of business on February 28, 2011, May 31, 2011, August 31, 2011, December 30, 2011, March 31, 2012, June 29, 2012 and September 30, 2012. We issued two stock distribution of 0.0075 shares of our common stock, or 0.75% of each outstanding share of common stock, to our stockholders of record at the close of business on December 31, 2012 and March 29, 2013. Our board of directors authorized a stock distribution of 0.00585 shares of our common stock, or 0.585% of each outstanding share of common stock, to the stockholders of record at the close of business on June 28, 2013. This stock distribution is expected to be paid on July 15, 2013.

We believe that these stock distributions should be tax-free transactions for U.S. federal income tax purposes under Section 305(a) of the Internal Revenue Code of 1986, as amended, and the adjusted tax basis of each share of “old” and “new” common stock should be computed by dividing the adjusted tax basis of the old common stock by the total number of shares, old and new. The holding period of the common stock received in such non-taxable distributions is expected to begin on the date the taxpayer acquired the common stock which is the date that the distribution was made. You should consult your own tax advisors regarding the tax consequences of these stock distributions.

Cash Distributions

Distributions declared, distributions paid and cash flows provided by (used in) operating activities were as follows for the year ended December 31, 2012 and the three months ended March 31, 2013:

	Distributions Paid				Distributions Declared		Sources of Distributions Paid
	Cash	Distributions Reinvested (DRIP)	Total	Cash Provided By (Used In) Operating Activities	Total	Per Share	Amount Paid from Operating Activities/ Percent of Total Distributions Paid	Amount Paid from Debt Financing/ Percent of Total Distributions Paid
2012
First Quarter	—	—	—	$(1,298,000)	—	—	— / —	— / —
Second Quarter	$841,000	$1,100,000	$1,941,000	$(2,218,000)	$1,941,000	$0.150	$0 / 0%	$1,941,000 / 100%
Third Quarter	—	—	—	$1,782,000	—	—	— / —	— / —
Fourth Quarter	—	—	—	$(1,788,000)	$1,671,000	$0.075	— / —	— / —
2013
First Quarter	$1,000,000	$1,900,000	$2,900,000	$3,394,000	$1,356,000	$0.050	$2,900,000/100%	$0 / 0%

For the year ended December 31, 2012, we paid aggregate distributions of $1.9 million, including $0.8 million of distributions paid in cash and $1.1 million of distributions reinvested through our distribution reinvestment plan. Our net loss for the year ended December 31, 2012 was $10.3 million and our net cash used in operating activities was $3.5 million. For the three months ended March 31, 2013, we paid aggregate distributions of $2.9 million, including $1.0 million of distributions paid in cash and $1.9 million of distributions reinvested through our distribution reinvestment plan. Our net loss for the three months ended March 31, 2013 was $3.6 million and net cash flow from operating activities was $3.4 million. Our cumulative distributions and net loss from inception through March 31, 2013 are $4.8 million and $23.3 million, respectively. We have funded our cumulative distributions, which includes net cash distributions and distributions reinvested by stockholders, with cash flow from operations and proceeds from debt financing. To the extent that we pay distributions from sources other than our cash flow from operating activities or gains from asset sales, we will have fewer funds available for investment in commercial real estate and real estate-related debt, the overall return to our stockholders may be reduced and subsequent investors may experience dilution.

Additionally, on May 10, 2013, our board of directors authorized cash distributions in the amount of $0.033 per share of common stock to stockholders of record as of the close of business on May 31, 2013 and June 28, 2013. We expect to pay these distributions on June 3, 2013 and July 1, 2013, respectively. These distributions will be paid in cash or, for investors enrolled in our distribution reinvestment plan, reinvested in additional shares of common stock.

Share Redemption Program

Our share redemption program contains numerous restrictions on your ability to redeem your shares. Generally, the cash available for redemption will be limited to the proceeds from the sale of shares under our distribution reinvestment plan plus, if we had positive operating cash flow from the previous fiscal year, 1% of all operating cash flow from the previous fiscal year. This restriction may significantly limit your ability to have your shares redeemed pursuant to our share redemption program as we do not expect our board of directors to declare distributions on a set monthly or quarterly basis and thus may not have proceeds from our distribution reinvestment plan available to fund redemptions. For the year ended December 31, 2012, we redeemed $95,544, or 11,077 shares of our common stock under our share redemption program for an average redemption price of $8.63 and we received proceeds from our distribution reinvestment plan of $1.1 million. For the three months ended March 31, 2013, we redeemed $193,675, or 24,012 shares of our common stock under our share redemption program for an average redemption price of $8.07 and we received proceeds from our distribution reinvestment plan of $1.9 million. We redeemed all shares tendered for redemption during the year ended December 31, 2012 and the three months ended March 31, 2013.

Dilution of the Net Tangible Book Value of our Shares

In connection with this offering of shares of our common stock, we are providing information about our net tangible book value per share. Our net tangible book value per share is a rough approximation of value calculated simply as total book value of assets (exclusive of certain intangible items including deferred offering costs) minus total liabilities, divided by the total number of shares of common stock outstanding. It assumes that the value of real estate assets diminishes predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. Our net tangible book value reflects dilution in the value of our common stock from the issue price as a result of (i) operating losses, which reflect accumulated depreciation and amortization of real estate investments, (ii) fees paid in connection with our public offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker dealers, and (iii) stock distributions that we have made. As of March 31, 2013, our net tangible book value per share was $7.22. The offering price of shares under this primary offering (ignoring purchase price discounts for certain categories of purchasers) is $10.00 per share.

Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, even without depreciation in the value of our assets, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.

Compensation to our Advisor and its Affiliates

Summarized below are the fees earned by and expenses reimbursable to our advisor, the dealer manager and property manager and their affiliates for the three months ended March 31, 2013 and the year ended December 31, 2012 and any related amounts payable as of March 31, 2013 and December 31, 2012 (amounts in thousands):

Type of Compensation	Incurred For the		Payable as of
	Three Months Ended March 31, 2013	Year Ended December 31, 2012	Three Months Ended March 31, 2013	Year Ended December 31, 2012
Selling Commissions	$3,487	$8,519	$97	$183
Dealer Manager Fee	1,594	3,840	51	86
Reimbursement of Other Organization and Offering Expenses	103	292	103	—
Acquisition Fees & Expense Reimbursements	565	2,121	(47)	—
Asset Management Fee	406	987	(136)	10
Debt Financing Fee	—	119	—	—
General and Administrative Expenses	101	551	38	28
Property Management Fee	413	941	250	118
Debt Servicing Fee	1	5	—	5
Total	$6,660	$17,375	$356	$430